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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               PediaNet.com, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    70532R100
                                 (CUSIP Number)

                                  Harold Engel
                              Paula M. Elbirt, M.D.
                                  KIDSDOC, INC.
                              c/o drpaula.com, Inc.
                                  22 Star Plaza
                          Washington, New Jersey 07882
                                 (908) 689-6800

                                 with a copy to:

                             Jeffrey M. Davis, Esq.
                               Moses & Singer LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:
/ /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom are to be sent copies.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP #70532R100                                               PAGE 2 OF 9 PAGES

- --------------- ----------------------------------------------------------------
  1              NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Harold Engel
                 ###-##-####
- --------------- ----------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)     / /

                                                                   (b)     /x/
- --------------- ----------------------------------------------------------------
  3              SEC USE ONLY

- --------------- ----------------------------------------------------------------
  4              SOURCE OF FUNDS*

                 PF
- --------------- ----------------------------------------------------------------
  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            / /

- --------------- ----------------------------------------------------------------
  6              CITIZENSHIP OR PLACE OF ORGANIZATION

                 Belgium
- ------------------------------ -------- ----------------------------------------
  NUMBER OF                      7       SOLE VOTING POWER
   SHARES                                                           1,348,876
 BENEFICIALLY
- ------------------------------ -------- ----------------------------------------
OWNED BY                         8       SHARED VOTING POWER
EACH REPORTING                                                        900,000

- ------------------------------ -------- ----------------------------------------
PERSON WITH                      9       SOLE DISPOSITIVE POWER
                                                                    1,348,876

- ------------------------------ -------- ----------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                                                     900,000

- --------------- ----------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                                                                     2,248,876
- --------------- ----------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                  /x/

- --------------- ----------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.4%
- --------------- ----------------------------------------------------------------
  14             TYPE OF REPORTING PERSON*
                 IN


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CUSIP #70532R100                                               PAGE 3 OF 9 PAGES

- --------------- ----------------------------------------------------------------
                 NAME OF REPORTING PERSON
  1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Paula M. Elbirt, M.D.
                 ###-##-####
- --------------- ----------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)     / /

                                                                   (b)     /x/
- --------------- ----------------------------------------------------------------
  3              SEC USE ONLY

- --------------- ----------------------------------------------------------------
  4              SOURCE OF FUNDS*

                 PF
- --------------- ----------------------------------------------------------------
  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            / /
- --------------- ----------------------------------------------------------------
  6              CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

- ------------------------------ -------- ----------------------------------------
  NUMBER OF                      7       SOLE VOTING POWER
   SHARES                                                           1,424,595
- ------------------------------ -------- ----------------------------------------
BENEFICIALLY OWNED BY            8       SHARED VOTING POWER
                                                                            0
- ------------------------------ -------- ----------------------------------------
EACH REPORTING PERSON WITH       9       SOLE DISPOSITIVE POWER
                                                                    1,424,595

- ------------------------------ -------- ----------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                                                            0

- --------------- ----------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                                                                     1,424,595
- --------------- ----------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                  /x/

- --------------- ----------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.1%

- --------------- ----------------------------------------------------------------
  14             TYPE OF REPORTING PERSON*
                 IN


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CUSIP #70532R100                                               PAGE 4 OF 9 PAGES

- --------------- ----------------------------------------------------------------
                 NAME OF REPORTING PERSON
  1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 KIDSDOC, Inc.
                 13-3904849
- --------------- ----------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)     / /

                                                                   (b)     /x/
- --------------- ----------------------------------------------------------------
  3              SEC USE ONLY

- --------------- ----------------------------------------------------------------
  4              SOURCE OF FUNDS*

                 WC
- --------------- ----------------------------------------------------------------
  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            / /
- --------------- ----------------------------------------------------------------
  6              CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
- ------------------------------ -------- ----------------------------------------
  NUMBER OF SHARES               7       SOLE VOTING POWER
                                                                            0

- ------------------------------ -------- ----------------------------------------
BENEFICIALLY                     8       SHARED VOTING POWER
   OWNED BY EACH                                                      900,000
- ------------------------------ -------- ----------------------------------------
REPORTING                        9       SOLE DISPOSITIVE POWER
    PERSON WITH                                                             0
- ------------------------------ -------- ----------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                                                      900,000

- --------------- ----------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                                                                      900,000

- --------------- ----------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES*                                  /x/

- --------------- ----------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.6%

- --------------- ----------------------------------------------------------------
  14             TYPE OF REPORTING PERSON*
                 CO


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CUSIP #70532R100                                               PAGE 5 OF 9 PAGES


Item 1.           SECURITY AND ISSUER

         This is a statement on Schedule 13D relating to the Common Stock, $.001 par value per share ("Common Stock"), of PediaNet.com, Inc. (the "Company"). The principal executive offices of the Company are located at 15 West End Avenue, Brooklyn, New York 11235.

Item 2.           IDENTITY AND BACKGROUND

         The persons filing this Statement are Harold Engel, Paula M. Elbirt, M.D., and KIDSDOC, INC. The addresses for each of these persons is c/o drpaula.com, Inc., 22 Star Plaza, Washington, New Jersey 07882. Mr. Engel and Dr. Elbirt each has sole voting and dispositive voting and dispositive power over the shares of Common Stock held by each, and Mr. Engel has shared voting and dispositive power with KIDSDOC, INC. over the shares of Common Stock held by it. Each of the three disclaims beneficial ownership of the Common Stock owned by the others. Mr. Engel and Dr. Elbirt are husband and wife. Mr. Engel is a citizen of Belgium and Dr. Elbirt is a citizen of the United States of America. Mr. Engel is Chief Executive Officer of the Company, and Dr. Elbirt is a practicing pediatrician and contributor of data to the web site operated by the Company's subsidiary, drpaula.com, Inc. ("drpaula.com"). KIDSDOC, INC. is a New York corporation, which is wholly-owned by Mr. Engel and previously owned the web site operated by drpaula.com. Mr. Engel is the sole stockholder, officer, and director of KIDSDOC, INC.

         At no time during the past five years have any of such persons been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In accordance with an Agreement and Plan of Reorganization and Merger dated February 19, 2001 (the "Merger Agreement"), among the Company, Pedianet Acquisition Corp., and drpaula.com, the holders of the securities of drpaula.com, Inc. were entitled to shares of the Common Stock of the Company upon consummation of the merger described in the Merger Agreement. The merger closed on March 16, 2001. Harold Engel, Paula M. Elbirt, M.D., and KIDSDOC, INC. received shares in accordance with the terms of the Merger Agreement. In addition, Mr. Engel purchased 15,000 shares of Common Stock in the open market on March 22, 2001 for $1,200 in the aggregate, and Dr. Elbirt purchased 10,000 shares of Common Stock in the open market on March 27, 2001 for $654 in the aggregate. All of the shares acquired by Harold Engel and Paula M. Elbirt, M.D. under the Merger Agreement and in the open market were from their personal funds. The shares received by KIDSDOC, INC. were in satisfaction of existing indebtedness owed to it by drpaula.com, representing working capital of such corporation.


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CUSIP #70532R100                                               PAGE 6 OF 9 PAGES


Item 4.           PURPOSE OF TRANSACTION

         The purpose of the purchases of the Common Stock in accordance with the Merger Agreement and in the open market by each of the persons filing this Statement is to invest in the Company. As a consequence of the closing of the merger under the Merger Agreement, the business of drpaula.com is now being operated as a subsidiary of the Company. Harold Engel became a director of the Company on February 28, 2001, and continues to serve as a director and President of drpaula.com. Dr. Elbirt continues to perform services for drpaula.com and its web site. On March 16, 2001, Mr. Engel was also appointed Chief Executive Officer of the Company.

         The persons filing this Statement intend to continuously review their investments in the Company and may, depending upon various factors, including general economic conditions, monetary and stock market conditions, regulatory conditions, and future developments affecting the Company, acquire additional shares of Common Stock in open market or private transactions, or sell any or all of the shares of Common Stock now owned or hereafter acquired by them.

         Except as set forth above, or in connection with the performace of Mr. Engel's duties as a director and Chief Executive Officer of the Company and its subsidiary, drpaula.com, the persons filing this Statement have no present plans or proposals to take any action enumerated in the instructions to Item 4 of
Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE COMPANY

         (a) Harold Engel beneficially owns 2,248,876 shares of Common Stock (including 900,000 shares of Common Stock owned of record by KIDSDOC, INC. and a minimum of 150,000 shares issuable to him under his Employment Agreement within 60 days of the date hereof), Paula M. Elbirt, M.D. beneficially owns 1,424,595 shares of Common Stock (including a minimum of 150,000 shares of Common Stock issuable to her under her Employment Agreement within 60 days of the date hereof), and KIDSDOC, INC. beneficially owns 900,000 shares of Common Stock. Each of such persons expressly disclaims beneficial ownership of the shares owned by the others, except as to Mr. Engel's beneficial ownership of the shares owned by KIDSDOC, INC. Based upon the representations of the Company in the Merger Agreement and the shares of Common Stock issued under the Merger Agreement, as well as 1,000,000 shares of Common Stock issued during the week of March 26, 2001, on exercise of certain funding notes previously issued by the Company, the Company has 34,993,708 shares outststanding. Consequently, Mr. Engel beneficially owns 6.4%, Dr. Elbirt beneficially owns 3.6%, and KIDSDOC, INC. beneficially owns 4.1%, and all of Mr. Engel, Dr. Elbirt, and KIDSDOC beneficially own 10.4% of the Common Stock of the Company. The beneficial ownership reflected in this paragraph do not include the shares of Common Stock to be issued to Mr. Engel and Dr. Elbirt in accordance with the terms of their respective Employment Agreements in excess of the minimum number to be issued to them within 60 days of the date hereof or which may be issued as part of the bonuses to which they may be entitled, as the precise number of shares to be issued to them cannot be ascertained at this time. Each of Mr. Engel and Dr. Elbirt are to receive monthly compensation in shares of Common Stock valued at $5,000 per month (but in any event not less than 50,000 shares per month), and bonuses


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CUSIP #70532R100                                               PAGE 7 OF 9 PAGES


of shares of Common Stock valued at up to $90,000 each in the aggregate upon the attainment of certain goals set forth in the Employment Agreements. All of such shares are to be issued pursuant to an effective Registration Statement under the Securities Act of 1933, as amended. Since such a registration statement had not been filed by the Company as of the closing of the Merger Agreement, Mr. Engel and Dr. Elbirt have agreed to waive the issuance of the shares required under their Employment Agreements (currently, the initial $5,000 for the first month of employment and one-third of the bonus) for one month from the closing of the Merger Agreement.

         (b) Each of the persons filing this Statement has the sole power to vote and dispose of the shares of Common Stock owned by them, except that Mr. Engel and KIDSDOC, INC. share the power to vote and dispose of the 900,000 shares of Common Stock owned by KIDSDOC, INC.

         (c) On March 16, 2001, in connection with the closing of the Merger Agreement, Harold Engel was issued 1,183,876 shares, Dr. Elbirt was issued 1,264,595 shares, and KIDSDOC, INC. was issued 900,000 shares of Common Stock. At or about the time of the closing of the Merger Agreement, shares of Common Stock were trading for approximately $.07 per share. On March 22, 2001, Mr. Engel purchased 15,000 shares of Common Stock in the open market for an aggregate of $1,200, or an average of $.08 per share. On March 27, 2001, Dr. Elbirt purchase 10,000 shares of Common Stock in the open market for an aggregate of $654, or an average of $.065 per share.

         (d) The shares of Common Stock issued to Harold Engel and Paula M. Elbirt, M.D. under the Merger Agreement are being held in escrow for a one-year period following the closing of the Merger Agreement, and may not be sold or otherwise transferred while held in escrow, exept to the extent transferred to the Company to satisfy indemnification obligations of the former common stockholders of drpaula.com to the Company. Additionally, Mr. Engel and Dr. Elbirt have entered into a Stock Transfer Agreement pursuant to which they have agreed to transfer up to 726,272 and 775,791 shares of Common Stock, respectively (together with any cash or stock dividends which may have been issued on such shares), to Acorn Technology Fund, L.P. one year folowing the closing of the Merger Agreement if and to the extent that the value of Acorn's Common Stock issued under the Merger Agreement does not equal $2,100,000 plus accrued dividends through such closing date on the shares of drpaula.com's preferred stock previously owned by Acorn. Except as otherwise set forth in this paragraph, to the knowledge of the persons filing this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Except as set forth in this Statement and for 400,000 shares of Common Stock issued to a designated person as a finder's fee under the terms of the Merger Agreement and for the rights of


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CUSIP #70532R100                                               PAGE 8 OF 9 PAGES


the persons filing this Schedule to register the resale of the shares of Common Stock owned by them in a "piggyback" registration at any time following one year after the closing of the Merger Agreement, none of the persons filing this Statement (a) is a party to any contract, arrangement, understanding, or relationship with any person with respect to securities of the Company or (b) has pledged or otherwise subjected securities of the Company to a contingency the occurrence of which would give any persons voting power or investment power over said securities.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         (a) Joint Filing Agreement dated March 30, 2001, among Harold Engel, Paula M. Elbirt, M.D., and KIDSDOC, Inc.

         (b) Agreement and Plan of Reorganization and Merger dated as of February 19, 2001, among the Company, Pedianet Acquisition Corp., and drpaula.com. (Exhibit 2(a) of the Company's Form 8-K dated March 16, 2001, Commission File Number 29951, is incorporated herein by reference.)

         (c) Stock Transfer Agreement dated March 13, 2001, among the Company, Acorn Technology Fund, L.P., Harold Engel, Paula Elbirt, M.D., Alan G. Cohen, and Bondy & Schloss LLP, as Escrow Agent. (Exhibit 10(a) of the Company's Form 8-K dated March 16, 2001, Commission File Number 29951, is incorporated herein by reference.)

         (d) Registration Rights Agreement dated March 13, 2001, among the Company, Acorn Technology Fund, L.P., Harold Engel, Paula M. Elbirt, M.D., and Alan G. Cohen. (Exhibit 10(b) of the Company's Form 8-K dated March 16, 2001, Commission File Number 29951, is incorporated herein by reference.)

         (e) Employment Agreement dated March 13, 2001, among the Company, drpaula.com, and Harold Engel. (Exhibit 10(d) of the Company's Form 8-K dated March 16, 2001, Commission File Number 29951, is incorporated herein by reference.)

         (f) Employment Agreement dated March 13, 2001, among the Company, drpaula.com, and Paula M. Elbirt, M.D. (Exhibit 10(c) of the Company's Form 8-K dated March 16, 2001, Commission File Number 29951, is incorporated herein by reference.)

                  After reasonable inquiry and to the best of its, his, or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

By:  /s/Harold Engel
     ------------------------
        Harold Engel
Date:   March 30, 2001

By:  /s/Paula M. Elbirt, M.D.
     ------------------------
        Paula M. Elbirt, M.D.
Date:   March 30, 2001



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CUSIP #70532R100                                               PAGE 9 OF 9 PAGES


KIDSDOC, INC.

By:  /s/Harold Engel
     ------------------------
        Harold Engel, President
Date:   March 30, 2001